CONFIDENTIAL

May 17, 2012

Filed on EDGAR2

Mr. Michael R. Clampitt

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Intermountain Community Bancorp
Registration Statement on Form S-1
Filed March 13, 2012 and amended April 19, 2012 and May 10, 2012
File No. 333-180072

Dear Mr. Clampitt:

Enclosed please find Intermountain Community Bancorp’s (“Intermountain” or “Company”) response to the comments, questions and requests raised in the comment letter of May 16, 2012. We have provided the requested information and proposed disclosures specified in your letter. For ease of reference, we have repeated your questions with our responses.

General

1.	Comment: In your next pre-effective amendment, assuming such amendment is filed after you have received the anticipated shareholder approval, please remove the Explanatory Note at the beginning of the registration statement.

Response: In response to the Staff’s comment, having received shareholder approval to amend the Company’s articles of incorporation to authorize a new class of non-voting common stock, we have removed the Explanatory Note at the beginning of the registration statement.

Exhibit 5.1

2.	Comment: Please revise the legal opinion to remove references to receipt of shareholder approval and shareholder approval having been obtained since the legal opinion cannot be issued until after the shareholder vote has occurred. Please file a revised, signed legal opinion after you have obtained the necessary shareholder approval.

Response: In response to the Staff’s comment, having received shareholder approval authorizing a new class of non-voting common stock, the legal opinion has been revised to remove the references to receipt of shareholder approval. A revised and signed legal opinion is being filed as an exhibit to the Amendment No. 3 the registration statement.

We trust that the foregoing is responsive to your inquiries and comments and that you will be in a position to clear the Registration Statement to allow Intermountain to file a request for acceleration of effectiveness for Monday, May 21, 2012. Should you have any further questions, please contact our counsel Stephen M. Klein of Graham and Dunn P.C. at 206-340-9648 or me at 509-363-2635.

Sincerely,

/s/ Douglas M. Wright

Douglas M. Wright

Chief Financial Officer

Intermountain Community Bancorp